PROSPECTUS SUPPLEMENT NO. 1	Filed pursuant to Rule 424(b)(7)
(To Prospectus dated May 8, 2006)	Registration No. 333-129254

$96,600,000

AFFORDABLE RESIDENTIAL COMMUNITIES LP

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

7½% Senior Exchangeable Notes due 2025

and

Shares of Common Stock Issuable Upon Exchange of the Notes

This prospectus supplement no. 1 supplements and amends the prospectus dated May 8, 2006 of Affordable Residential Communities LP, or the Partnership, and Affordable Residential Communities Inc., or ARC, relating to the sale from time to time by certain selling securityholders of the Partnership’s 7½% Senior Exchangeable Notes due 2025, which are referred to in this prospectus supplement as the “Notes”, and the common stock of ARC issuable upon exchange of the Notes.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends the information with respect to such selling securityholders in the selling securityholders table in the prospectus.

	Principal Amount of Notes(1)		Number of Shares of Common Stock(1)(2)
Selling Security Holder	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned Prior to the Offering	Percentage of ARC Common Outstanding that May Be Sold
CNH CA Master Account, L.P. (5)	$21,250,000	22.00	1,484,975.50	3.6%
Fidelity Commonwealth Trust: Fidelity Strategic Real Return Fund(4)(6)	$2,250,000	2.33	157,232.25	0.4%

(1)          Since the date on which we were provided with the information regarding their Notes, selling securityholders may have acquired, sold, transferred or otherwise disposed of all or a portion of their Notes or the underlying shares of ARC common stock for which the Notes may be exchanged.  Accordingly, the information provided here for any particular securityholder may understate or overstate, as the case may be, such securityholder’s current ownership.  The aggregate principal amount of Notes outstanding as of the date of this prospectus supplement is $96,600,000, which is the aggregate principal amount of Notes registered pursuant to the registration statement of which the prospectus is a part.  Any such changed information will be set forth in supplements to this registration statement if and when necessary.

(2)          For purposes of presenting the number of shares of ARC common stock beneficially owned by holders of Notes, we assume an exchange rate of 69.8812 shares of ARC common stock per each $1,000 principal amount of Notes (the initial exchange rate), which is equivalent to a conversion price of approximately $14.31 per share of ARC common stock, and a cash payment in lieu of the issuance of any fractional share interest.  However, the conversion price is subject to adjustment as described under “Description of Notes—Exchange Rights—Exchange Rate Adjustments”  in the prospectus.   As a result, the number of shares of ARC common stock issuable upon exchange of the Notes, and as a consequence, the number of shares beneficially owned by the holders of Notes, may increase or decrease in the future.

(3)             Percentages based on 41,306,485 shares of ARC common stock outstanding as of June 9, 2006.

(4)             Selling securityholder has identified itself as an affiliate of a broker-dealer. Each such selling securityholder has informed us that: (a) such selling securityholder purchased its Notes in the ordinary course of business, and (b) at the time the Notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the Notes.

(5)             CH Partners, LLC is investment advisor of the selling securityholder and has sole voting and dispositive power over the securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(6)          The fund is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”), is a registered investment advisor with the SEC under the Investment Company Act of 1940. FMR Co. is the beneficial owner of the shares of ARC common stock into which the Notes are convertible as a result of acting as investment advisor as the result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1980. FMR Co. is a wholly-owned subsidiary of FMR Corp. Edward C. Johnson 3rd, Chairman of FMR Corp., FMR Corp., through its control of FMR Co., and the fund each has sole power to dispose of the securities owned by the fund. Neither FMR Corp. nor Mr. Johnson has the sole power to vote or direct the voting of the securities owned directly by the fund, which power resides with the fund’s board of trustees.

Investing in the Notes and the common stock issuable upon their exchange involves risks.  See “Risk Factors” beginning on page 19 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2006